FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   March 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: March 21, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
March 22, 2006

Initial Resource Announced for Sega Project

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that a NI 43-101 compliant resource estimate has been completed for its 100% owned Sega gold project in Burkina Faso, West Africa. The resource estimate is based on exploration work up to and including June 15, 2005 and was completed by Met-Chem Canada Inc. and their independent Qualified Person, Mr. Yves Buro. Using a 0.5 g/t cutoff, indicated resources total 4,844,000 tonnes grading 1.99 g/t (310,600 ounces) and inferred resources total 1,413,000 tonnes grading 1.61 g/t (73,000 ounces). The resource estimate only encompasses the three main zones of mineralization on the Sega property, the Bakou, Gambo and RZ, all of which are located within a relatively small 2.5km(2) area.

Orezone recently announced that a number of new gold zones have been identified on the Sega property (press release dated January 4th, 2006) that are not included in the resources. The most promising new zone of mineralization is Tiba 4, located 8km northeast of RZ, Bakou and Gambo, where mineralization has been defined over a strike length of 600m.  Highlights included 30m grading 4.1 g/t in hole TBC686 while hole TBC652 returned 7m grading 14.1 g/t and hole TBC736 intersected 9m grading 7.4 g/t.  Drilling has also continued on the RZ East extension where the zone has now been demonstrated to be continuous with the Bakou Zone. Recent drill results from RZ East included 29m grading 1.9g/t in hole RZC778 and 9m grading 2.3g/t in hole RZD020.

Sega Project Resource Estimate

Indicated Resources

	0.5 g/t Au Cutoff			1.0 g/t Au Cutoff

Zone	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au

Bakou	1,761,000	1.35	76,400	911,000	1.93	56,500
Gambo North	453,000	2.29	33,400	260,000	3.46	28,900
Gambo South	1,540,000	2.06	102,000	980,000	2.83	89,200
RZ	1,090,000	2.82	98,800	674,000	4.11	89,100

Total	4,844,000	1.99	310,600	2,825,000	2.90	263,700

Indicated Resources

	0.5 g/t Au Cutoff			1.0 g/t Au Cutoff

Zone	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au

Bakou	383,000	1.02	12,600	163,000	1.45	7,600
Gambo North	112,000	1.12	4,000	51,000	1.58	2,600
Gambo South	356,000	1.94	22,200	210,000	2.79	18,800
RZ	562,000	1.89	34,200	263,000	3.25	27,500

Total	1,413,000	1.61	73,000	687,000	2.56	56,500

The resource estimate used ordinary Kriging, with ellipsoid parameters determined within each particular zone. The details of the estimation parameters can be found within the technical document which has been filed at www.sedar.com. Mr. Jeffery Ackert, Vice President, Technical Services, is the Company’s Qualified Person under National Instrument 43-101.

Ron Little, President & CEO of Orezone stated, “The current resource estimate is a good start towards building sufficient resources for a heap leach operation. Based on current gold prices and operating costs for the West African region, a resource of double this size at the same grade or better is likely required to make a production decision. ” He added that, “Recent drill results provide encouragement that we can achieve this goal and we are also evaluating a number of other scenarios in order to advance this project towards production.”

Orezone currently has drill rigs working at each of the Sega, Bondi, Kossa and Essakane projects and partner Gold Fields has three additional rigs working at Essakane. The Company expects to be in a position to issue drilling results and updates on all of these projects in the near future.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com Tel: (613) 241-3699	gbowes@orezone.com Tel: (613) 241-3699

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements”within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,”“believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.